UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-15254

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

(Exact name of registrant as specified in its charter)

200, 425—1st Street S.W.
Calgary, Alberta, T2P 3L8, Canada

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under and Common Shares to be offered and sold under the

Spectra Energy Retirement Savings Plan

(Title of each class of securities covered by this Form)

None(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1)                               Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, has been terminated with respect to the Spectra Energy Retirement Savings Plan (the “Plan”), the duty of Enbridge Inc. (the “Company”) to file reports under Section 13(a) or 15(d) remains with respect to the Company’s common shares, without par value (the “Common Shares”).

(2)                               Effective December 31, 2018, the Plan merged with and into the Enbridge Employee Services, Inc. Employees’ Savings Plan, and no further offers or sales of Common Shares or related plan interests are being made under the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Enbridge Employee Services Inc. Employees’ Savings Plan (successor by merger to the Spectra Energy Retirement Savings Plan) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 28, 2019

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

		By:	/s/ Mark A. Maki
		Name:	Mark A. Maki
		Title:	Member of the Enbridge Inc. Pension Committee